KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH

PARTNER

PHONE  212-715-9401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

February 18, 2011

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:

Ameron International Corporation

Revised Preliminary Proxy Statement on Schedule 14A filed

February 18, 2011

Filed by Barington Companies Equity Partners, L.P., et al.

File No. 001-09102

Dear Mr. Hindin:

On behalf of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (collectively, the “Barington Group”), we hereby provide the Barington Group’s responses to the letter dated February 18, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Revised Preliminary Proxy Statement

1.    We note your response to comment 2 of our letter dated February 16, 2011.  Please either revise the fifth paragraph on page 18 to disclose in the proxy statement the Barington Group's basis for its statement that the information described in that paragraph constitutes "potential wrongdoing or mismanagement" or remove such language from the proxy statement.  In addition, please revise the second sentence of the same paragraph to either eliminate the language "These [instances of potential wrongdoing or mismanagement] included, among other things ... " which appears to suggest other instances of potential wrongdoing or mismanagement exist or disclose such other instances in the proxy statement with appropriate support.

In view of the Staff’s comment, the Barington Group has revised the fifth paragraph on page 18 to clarify that it believes that the instances cited may be potential wrongdoing or mismanagement at the Company, and to remove the “among other things” language.

2.    We note your response to comment 3 of our letter dated February 16, 2011. As requested in the comment, please provide in the disclosure support for the statement that "people inside TAMCO were urging the Company to sell the mini-mill."

In view of the Staff’s comment, the Barington Group has revised the paragraph cited by the Staff to make clear that the language in question is a direct quotation of an American Metal Market article dated September 15, 2010, which article was previously provided to the Staff.

*       *       *

We trust that the foregoing responses on behalf of the Barington Group will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

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